July 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Drory
Tim Buchmiller
Tracey Houser
Daniel Gordon

Re:	RxSight, Inc.

Registration Statement on Form S-1

File No. 333-257790

Acceleration Request

        Requested Date:     July 29, 2021

        Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RxSight, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l, as amended (File No. 333-257790) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Martin Waters of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin Waters at (858) 350-2308 or via email at mwaters@wsgr.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Martin Waters via facsimile at (858) 350-2399.

Please direct any questions or comments regarding this acceleration request to Martin Waters at (858) 350-2308.

* * * *

Sincerely, RXSIGHT, INC.
By:	/s/ Ron Kurtz, M.D.
Name: Ron Kurtz, M.D.
	Title:	Chief Executive Officer and President

cc:	Ron Kurtz, M.D., RxSight, Inc. Shelley Thunen, RxSight, Inc. Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C. Jason Skolnik, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP Emily Roberts, Davis Polk & Wardwell LLP Jason Bassetti, Davis Polk & Wardwell LLP

[Signature Page to Acceleration Request]